January 8, 2008



Mr. Daniel L. Gordon
Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549

                                    Re: Realmark Property Investors Limited
                                    Partnership VIA Form 10-K for the
                                    fiscal year ended December 31, 2006
                                    File No. 0-17466

Dear Mr. Gordon:

         The following is in response to your letter dated October 24, 2007 with regard to the above referenced Form 10-K filing for Realmark Property Limited Partnership - II (the Partnership) for the year ended December 31, 2006.

Item 1B. Unresolved Staff Comments, Page 7
------------------------------------------

1. We note your response to prior comment 1. Please provide us with responses to our comment letter dated June 8, 2005 as it relates to the December 31, 2004 10-K.

Response: As indicated in our response letter dated September 28, 2007, the Partnership does not have a record of your correspondence dated June 8, 2005 as it relates to the December 31, 2004 10-K. If you could please provide us a copy of the correspondence, we will be glad to respond to it right away.

Consolidated Statements of Operations, page F-3
-----------------------------------------------

2. We have reviewed your response to prior comment 2 and do not agree that the differentiation is appropriate. Please revise or cite your basis in GAAP.

Response: The Partnership had a 50% interest in a joint venture with Realmark Property Investors Limited Partnership II, an affiliate, in an office warehouse known as 4900 Prospectus (Realmark Research). In December 2006, the property was sold for a purchase price of $5,300,000. As indicated on page F-12 of note 5, a reconciliation of the Partnership's investment in Realmark Research is as follows:

         Investment in Research Triangle at 12/31/05              $(1,105,423)
         Allocated net income ("Equity interest in earnings
            of joint venture") - F14                                 (197,204)
         Additional increase in equity (gain on sale)               1,265,254
         Remaining equity interest in Research Triangle - F14        (529,547)
                                                                  -----------
         Equity interest in gain on sale - F14                    $  (566,920
                                                                  ===========

GAAP requires that investments be recorded on the equity method based on the profits and losses of the investment. How those profit and losses are allocated between ordinary and capital is not taken into consideration. In this case it seemed appropriate to differentiate between capital and ordinary gains and losses. As such the numbers would be more meaningful to the investors.

Note 4. Investments in Unconsolidated Joint Ventures, page F-11
---------------------------------------------------------------

4. We have reviewed your responses to prior comments 4 and 5. It is still unclear why the records of the joint venture would reflect a difference in the investment balances of the joint venture partners nor why operating expenses of the joint venture were not always shared equally. Please explain in further detail.

Response:  See response to 5 below.

5. We have reviewed your response to prior comment 6 and reissue our comment in its entirety. Please revise your disclosure.

Response:

         RPILP II - Gain on Sale                              $  1,633,343
         RPILP VIA - Gain on Sale                                  566,920
         RPILP VIA - Increase in equity interest in
                       unconsolidated joint venture              1,265,254
                                                             -------------

                  Total Gain on Sale                          $  3,465,517
                                                             =============

RPILP II had owned 100% of 4900 Prospectus up until it transferred 50% of the investment to RPILP VIA and they formed Realmark Research, LLC (Realmark Research). The equity position of each partner was not equal to 50% of the equity as reported by Realmark Research because of losses incurred prior to the transfer. In order to have the ending equity of each partnership equal 50% of the remaining joint venture upon the sale of the project, a slightly larger allocation of the gain was given to RPILP-VIA. As of December 31, 2006, the equity balances of RPILP-VIA and RPILP II in Realmark Research are 50% each at $529,547.

As detailed above, 100% of the gain on sale was allocated to the partners (RPILP II and RPILP-VIA) in Realmark Research; however, $1,265,254 of the gain allocated to RPILP-VIA was recorded as an increase in equity interest in the unconsolidated joint venture, rather than being disclosed as a gain of sale on RPILP-VIA. Since the remaining partners' equity of Realmark Research, LLC amounted to $1,059,094 at December 31, 2006 the investment in the joint venture was adjusted to 50% of this amount at December 31, 2006. Note that the joint venture partners entered in as partners at different dates so the equity interest each was carrying was not 50/50 prior to the sale of 4900 Prospectus.

The allocation of the net income (loss) after Realmark Research was formed but before the gain on sale of property was allocated 50/50 to each of the joint venture partners. Realmark Research's net loss before the gain of the sale in the amount of $394,408 was allocated 50/50 ($197,204 to each of the joint venture partners).

Exhibit 31
----------

7. We have noted your response to prior comment 8. There are several departures from form currently set forth in Item 601(b)(31) of Regulation S-K. Mr. Jayson's title should not be included in the salutation. Throughout the certification the word "Partnership" has been incorrectly substituted for "registrant". Parenthetical disclosure has been incorrectly omitted from paragraph 4(d). In addition, Mr. Jayson's signature does not clearly identify him as both the Principal Executive Officer and Principal Financial Officer.

Response: The changes are noted and will be included in any amendments to the Form 10K.

I am aware that the company is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above clarification is to your satisfaction and that an amendment to the above filing is not deemed necessary. We look forward to your response and welcome any further questions and clarification you may need.

                                           Very truly yours,



                                           /s/ Joseph M. Jayson
                                           --------------------
                                           Individual General Partner






















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